Exhibit 99.1

1 Leading Technology Platform For B2B Auto eInsurance & Services Investor Presentation February 2026

2 This investor presentation may contain forward - looking statements within the meaning of Section 21 E of the Securities Exchange Act of 1934 , as amended, and Section 27 A of the Securities Act of 1933 , as amended . All statements other than statements of historical fact are “forward - looking statements” for purposes of this investor presentation . In some cases, you can identify forward - looking statements by terminology such as “believe,” “expect,”, “anticipate”, “may”, “would”, “strategy,” “estimates”, “will,”, “project”, “potential”, and similar expressions and variations thereof . Forward - looking statements are based largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of our Annual Report on Form 20 - F (the “Annual Report”) . Additional risks specific to SunCar include : regulatory changes by Chinese regulators that could materially restrict foreign investment or affect our business operations, including insurance commission rates ; customer concentration risk with enterprise clients including major banks and insurance companies ; integration risks associated with ByteDance’s AI technology implementation ; and exposure to China's electric vehicle market cyclicality which could impact our fastest - growing revenue segment . Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business . In light of these risks, uncertainties and assumptions, actual results could differ materially and adversely from those anticipated in the forward - looking statements . These statements reflect our current views as of the date of this investor presentation with respect to future events and are based on assumptions and subject to risks and uncertainties . All written and verbal forward - looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this disclaimer and the Annual Report . We caution investors not to rely too heavily on the forward - looking statements we make or that are made on our behalf . We undertake no obligation to update publicly any forward - looking statements for any reason after the date of this investor presentation to conform these statements to actual results or to changes in our expectations, except as required by law . Non - GAAP Disclaimer : This presentation includes “Non - GAAP financial measures” as that term is defined in Regulation G . Further discussion regarding our use of Non - GAAP financial measures, as well as the most directly comparable GAAP (accounting principles generally accepted in the United States) financial measures and information reconciling these Non - GAAP financial measures to our financial results prepared in accordance with GAAP, are included at the end of this presentation . These non - GAAP measures are presented as supplemental information and reconciled to the appropriate GAAP measures at the end of this presentation . The non - GAAP financial measures presented may be determined or calculated differently by other companies . The non - GAAP financial information presented should not be unduly relied upon . Cautionary Statement Concerning Forward Looking Statements

SunCar Investment Highlights

SUNCAR

- **Scale**: SunCar is an innovative AI cloud platform providing integrated B2B auto insurance and services in China. For the twelve months ending September 30, 2025, SunCar enabled the sale of 7.2M insurance contracts & completed 23.2M auto service transactions on its platform
- **Moat**: Significant investment in technology to optimize China's auto insurance industry, connecting partners under one connected AI cloud SunCar is driving innovation with its advanced AI development center and integration with ByteDance's personalization algorithms
- **Massive Ecosystem**: Established ecosystem of 20 EV partners, 1,480 enterprise customers, 64,000 insurance distributors, 48,000 auto service providers, and 85 insurance companies – unique assets that drive strong revenue growth and visibility
- **Growth**: Robust EV customer premium growth in the first three quarters of 2025. Substantial opportunity to leverage deep customer relationships and differentiated AI to gain market share in a multibillion-dollar addressable market that has significant pain points
- **Strong Financials**: Profitable growth model generated net income of $1.4m in Q3 2025 an increase of $2.8m from a net loss of $1.4m in the same quarter in 2024; LTM EV premiums grew 111% to ~$698M as of September 30, 2025.
- **Valuable Partners**: SunCar has built strong partnerships with Leading EV Companies such as Tesla and Xpeng, growing their insurance premium revenues 190% and over 200%, respectively, in the first 9 months of 2025 compared to the first nine months of 2024

Note: Historical financials and non-financial metrics as of the latest available

3

4 Company Profile

5 SunCar Overview Sustained Growth Driven by a Unique Technology Platform Company Highlights Key Financial Metrics (1) • SunCar’s $1.4m Net Income in Q3 2025 shows the Company’s improving profitably while it continues to grow and innovate • Founded in 2007, SunCar ’s platform leverages AI to dramatically improve the auto insurance and services customer experience • SunCar is leveraging AI to disrupt a market where auto insurance or services are unnecessarily inefficient and overpriced • The Company’s AI - powered data platform connects 20 auto manufacturers, 48,000 auto service vendors, and 85+ insurers, • China has the largest auto market in the world. Its auto insurance market is worth $130B+ and auto s ervices is $110B+ (2)(3) • In the eInsurance segment, SunCar’s 64,000+ sales partners and 20 auto manufacturer partners will continue to drive growth • In Auto Services, 1,480 enterprise customer s and strong customer retention de liver stable & consistent revenues Note: Historical financials and non - financial metrics as of the latest available (1) Revenue and revenue CAGR based on USD revenue for the period from 2022 to LTM as of September 30, 2025. (2) GlobalData – Based on Auto Insurance gross written premiums (3) Estimate based on 100M total cars in China by 2026E in need of services, with a $200 average annual value per end customer SunCar’s Path to Profitability – 2025 Quarterly Net Income (Loss) ($M) Revenue ($M) Total CAGR = ~ 20% $15 $31 $45 $47 $68 $118 $171 $201 $199 $215 $226 $219 2022 2023 2024 LTM as of Sept 30 2025 Auto Service Auto eInsurance Service Technology Services $364 $282 $442 $467 Q4 2024 , ($2.9) Q1 2025 , ($3.6) Q2 2025 , ($1.9) Q3 2025 , $1.4 ($4.0) ($3.0) ($2.0) ($1.0) $0.0 $1.0 $2.0

SunCar at a Glance

Established Partnerships and Strong Growth Driven by Leading Technology

1,480
Enterprise Clients & Partners in China with Marquee Customer Base

$467M
Total LTM Revenue

~7.2M
Auto eInsurance Transactions Completed(1)

~23.2M
Transactions Completed on Highly-integrated Auto Services Platform(1)

20
Partnerships with Auto-Manufacturers across eInsurance and Auto Service Platform

$1.4M
SunCar's Q3 2025 Net Income Demonstrates Commitment to Profitable Growth

64,000+
Sales Partner Network Selling eInsurance Through SunCar's Platform

95%+
Enterprise Customer Retention(2)

Note: Historical financials and non-financial metrics as of the latest available
(1) LTM as of Sept 30, 2025, Source: SunCar
(2) Retention measured across the last two fiscal years for enterprise customers

6

SunCar Solves Key Challenges in China's Auto Sector

China's Auto Insurance and Services Sectors are Rapidly Digitalizing

Auto Market Trends

The Number of Registered Cars in China[1] has Grown…

~109M Cars in 2012 → ~353M Cars in 2024

China is the largest car market in the world followed by the US[1]

Low Digitalization of Auto Services & Insurance

Historically, the high profitability of the Chinese auto sector has led the market to ***resist digitalization***

Auto eInsurance Sector

- Overall $130B+ market in total GMV[2]
- Lack of nationwide digital auto insurance solution

End-Customer Pain Points

- Long Wait Times / Inconvenience
- Opaque Pricing

Insurance Company Pain Points

- Low Margins in B2C Model
- High Customer Acquisition Costs

Auto Manufacturer Pain Points

- Unable to Effectively Bundle Insurance
- Zero Post-Sales Monetization

Auto Service Sector

- The auto service market in China is estimated to be ~$110B in 2025E[3]
- Lack of nationwide technology platform for auto service (e.g., AAA, Yelp, or Jiffy Lube)

End-Customer Pain Points

- B2C Vendors (e.g., Didi) Do Not Offer Extensive Services
- No Digital B2B Service Provider

Auto Service Provider Pain Points

- Fragmented Market with Local & Non-Digital Providers
- High Customer Acquisition Costs

Auto Manufacturer Pain Points

- Limited Contact with Customers Post-Sale
- Dealership Model Under Pressure

(1) CEIC Data: China Number of Registered Vehicles
(2) GlobalData – Based on Auto Insurance gross written premiums
(3) IBISWorld: Car Repair Services in China – Market Research Report (2014-2029)

7

8 China’s EV Market Boom Driving SunCar Growth SunCar is Uniquely Positioned to Benefit from China’s EV Market Leadership (1) Source: Autoweek , Dec. 2025 (2) Chinese Government EV100 (3) Business Insider China’s EV Market Highlights Autonomous Driving Technologies in New Passenger Vehicles Sold in China • SunCar’s partnerships with 20 EV companies are unique assets, and our value to these partners grows as the EV market becomes more competitive • SunCar began building insurance solutions for EV makers 5 years ago, investing in relationships and technical integrations, creating a competitive advantage for the company today • China's electric vehicle market has reached a milestone with EVs now representing over 50% of new car sales in October 2025 (1) • Sales jumped 42% year - over - year, with fully electric models comprising 70% of electrified vehicles. (1) This rapid transition signals China's central role in the global automotive industry's electric future • In 2025, 66% of EVs sold last year came equipped with “hands - off” automated driving assist systems, similar to systems like Tesla’s Full Self - Driving or Ford’s BlueCruise (2) • China makes over 70% of the world’s lithium - ion batteries, substantially more than all other countries combined. Big names like CATL and BYD are now well - known , not just in China but around the world (3) 20% 25% 37% 48% 55% 58% 63% 72% 0% 10% 20% 30% 40% 50% 60% 70% 80% 2020 2021 2022 2023 2024 2025 2026 2027 Level 2+/3 Level 2 Forecast

Artificial Intelligence for Automotive Services

SunCar's AI Capabilities and ByteDance Integration Create a Compelling Solution for Partners

SunCar's AI Capabilities[1]

Intelligent Dispatch System

Optimizes vehicle dispatch and matches driver demand in real-time

Smart Customer Service

Automated responses and sentiment analysis for personalized service

Data-Driven Services

Analyzes the owner's behavior to promote products and services

Personalized Recommendation

Recommends optimal car insurance and services based on data

SunCar's Data and Tech Assets Lead the Market

Data Accumulation and Processing
Large and diverse data volume with efficient processing

AI Technology R&D
Strong team optimizing AI systems and high technical barriers

Industry Resources and Partners
Cooperation with car factories and a broad service network

Customer Trust and Brand Influence
High brand recognition and customer loyalty

Company is well-positioned to be the leader in AI technology for automotive insurance and services

AI product leadership further strengthens SunCar's cooperation with electric vehicle manufacturers and enterprises

(1) AI implementation involves significant risks including: integration challenges with existing cloud-based platforms; data security and privacy concerns particularly with financial institution clients; potential algorithmic bias affecting insurance recommendations; dependence on third-party AI technology (ByteDance) that could become unavailable or restricted; regulatory uncertainty regarding AI usage in insurance and financial services; competition from technology giants with superior AI resources; and the need for continuous investment to maintain AI competitive advantages. There is no guarantee that AI integration will achieve projected operational efficiencies or revenue enhancements.

9

10 Innovating the Use of AI to Integrate Auto Insurance and Services SunCar’s AI Cloud is Leveraging AI to Create an Intelligent and Integrated Mobility Solution

11 10 Leading AI Applications in Transportation SunCar’s Platform is Integrating ByteDance AI Capabilities and Rolling Out AI - Powered Mobility Solutions Autonomous Vehicles Customer Service Chatbots Predictive Maintenance Insurance Fraud Detection Driver Behavior Analytics Intelligent Driver Care Inventory Management Real Time Vehicle Tracking Traffic Management Flight Delay Predictions Source: Appinventiv – AI in Transportation: 10 Benefits and Use Cases for Modern Enterprises

Unique Value Proposition for Enterprise Customers & Partners

SunCar's Technology & Data Integrations Create Significant Barriers to Entry

SUNCAR

SunCar Tech Platform

SUNCAR

✓ A leading AI-powered cloud-platform to streamline and digitalize enterprise Auto eInsurance & Services in China



- 48,000+ Auto Service Vendors
- Multi-Tenant AI Cloud Platform
- Nation-wide Coverage

Marquee Enterprise Customers & Partners

Auto Manufacturers

TESLA, NIO, xiaomi, Li Auto, MAXUS, SERES, XPENG, LOTUS, ZEEKR, AVATR

Insurance

PICC, CPIC, Sunshine Insurance Group, China Continent Insurance, PING AN, CHINA LIFE P&C, CHINA TAIPING, CHINA INSURANCE

Banking, Internet Apps and Others

BANK OF CHINA, Walmart, ANT GROUP, Meituan, CHINA MERCHANTS BANK, China Construction Bank, UnionPay International, 中國東方航空 CHINA EASTERN, AGRICULTURAL BANK OF CHINA

SunCar's Value Proposition

Auto Manufacturers

- Incremental revenue by bundling insurance with car sales
- Direct app integrations drive customer satisfaction & margins
- Post-sale monetization from insurance renewal & auto service

Insurance

- Incremental revenue that supplements the traditional B2C go-to-market for insurance companies
- Facilitate digital connection to auto manufacturers
- Increases customer satisfaction and LTV through loyalty programs

Banking, Internet Apps and Others

- Direct integration with customer's apps ensures benefits of digital Auto Service accrue to the customer
- Increases customer satisfaction and LTV through loyalty programs

12

13 M r . Zaichang Ye Co - Founder, Chairman & CEO • 24 years of Management & Entrepreneurship experience • 16 years of Auto Service experience • Serial entrepreneur with multiple successful exits SunCar’s Management has Unique Experience Leveraging AI in China’s Auto Insurance and Services Sectors M r . Zhunfu Lei Co - Founder, CTO M s . Saiye Gu Co - Founder, COO M r . Bohong Du Co - Founder, CFO Experienced and Innovative Management Team Mr. Breaux Walker Chief Strategy Officer

14 Auto Insurance and Services Markets in China

15 China has the Largest and most Innovative Auto Market in the World China is the Largest and Most Innovative Car Market (1) Hedges & Company – Estimated (2) CEIC Data: China Number of Registered Vehicles (3) Wall Street Journal – Estimated (4) ACEA – Estimated 16M 11M 31M US EU China Registered Cars by Country (2024) Estimated New Cars Sold in 2024 In 2024, the Chinese market grew ~2x faster than the US market and ~3x faster than the European market in terms of new car sales China (2) : 352M Cars US (1) : 297M Cars EU (1) : 282M Cars (3) (4) (2)

16 China’s Auto Insurance Industry (2) (3) $121B Total Market (2) (3) ~$130B (1) Total Auto Insurance GMV Based on a $2.5B total GMV, SunCar has an implied market share of ~2 - 3% , presenting significant potential for revenue expansion ~$3.4B (2) SunCar eInsurance GMV Projected Growth in China’s Auto Insurance Industry ($B) (1) SunCar’s Market Penetration $134 $141 $149 $158 $166 2025E 2026E 2027E 2028E 2029E Note: Non - financial metrics as of the latest available (1) GlobalData – Based on Auto Insurance gross written premiums and converted from CNY to USD using rate of 1 CNY = 0.14 USD (2) Based on SunCar GMV for LTM as of September 30, 2025

SunCar Auto eInsurance – Serviceable Market

SUNCAR

Market Share by Insurance Company[1]


Others
9%
PICC
32%
Companies 4-10
21%
Pacific
Insurance
13%
PingAn
25%

Top-10 Market Share: ~91%

Commentary

- ✓ **SunCar's platform is integrated with 85+ insurance companies' systems, including connections to the top 10 Insurers**
- ✓ Technology integrations with top Insurance companies enable access to market-leading eInsurance quotes for end customers in < 2 minutes

Extensive Cooperation with the Largest Insurance Companies

PICC 中国人民保险 | 中国平安 PING AN | 中华保险 CHINA INSURANCE | 中国人寿财险 CHINA LIFE P&C | 中国太平 CHINA TAIPING | 太平洋保险 CPIC | 阳光保险 Sunshine Insurance Group | 中国大地保险 China Continent Insurance

64,000+ Sales Partners & 20 Manufacturers
Network of partners selling eInsurance through SunCar platform

2 Minutes
Average time to purchase Auto eInsurance with SunCar

85+ (including top-10)
Connected Insurance companies

Note: Non-financial metrics as of the latest available
(1) Shisanjing Consulting

17

18 Technology - Enabled Auto Insurance

19 Maturing EV Partnerships Accelerating Revenue Growth Deepening EV Partnerships with Innovative AI Features Driving GMV and Services Expansion Commentary • SunCar’s share of revenue split with EV partners on policy renewals can be up to 3x greater than its revenue split with partners on new policies sold • Insurance premium revenue for a top - 5 China EV manufacturer grew 10x from 2024 to 2025 using SunCar’s AI - powered insurance platform • SunCar’s AI - driven model fuels EV partner premium growth, drives CLV, and enables expansion into higher - margin renewals and bundled services • Deepening integrations with leading EV OEMs such as XPeng, Tesla, and Xiaomi and their ecosystems position SunCar to pave the way for advanced connectivity and smart mobility services • Strategic integration with ByteDance AI is accelerating AI - powered innovation in claims assessment and customer engagement, further creating a differentiated auto insurance technology stack • SunCar’s roadmap is focused on connected services and monetization through usage - based insurance and predictive maintenance SunCar’s Investment in its AI Technology Development Center Driving Strong Premium Sales for its EV Partners “Through the first nine months of 2025, premiums generated for XPeng by leveraging SunCar’s AI intelligent cloud reached $160 million , a substantial increase of more than 200% compared to $50 million in the same period in 2024. For another customer, Tesla , the effectiveness of SunCar's AI technology enabled premiums to grow from $113 million in the first nine months of 2024 to $328 million in the same period in 2025 , an increase of 190% ....As a result, Tesla's insurance renewal conversion rate has increased to 75% , significantly higher than the industry average. This industry - leading conversion rate confirms the stickiness and high value - add of SunCar’s integrated auto insurance + auto services model.” – Company Press Release (November 6, 2025)

Customer Case Studies

SUNCAR

EV OEM Sales Partners Overview

- Generate incremental revenue through sale of insurance during new car purchase
- Increased owner connectivity improves post-sales experience
- Additional post-sales monetization through sale of insurance renewal and auto service

Select EV Manufacturing Sales Partners

TESLA, NIO, Li Auto, xiaomi, SERES, ZEEKR, XPENG, MAXUS, AVATR, VOYAH, LOTUS, 鸿蒙智行, LEAPMOTOR

	EV Company 1	EV Company 2
Sales Partner Description	Top 3 Best-Selling Chinese EV OEM[1]	Top 5 Best-Selling Chinese EV OEM[1]
Service Overview	Auto eInsurance for EVs	Auto eInsurance for EVs
Land	Policy Sales Began in Jan. 2024	Policy Sales Began in April 2025
Expand	Extended Cooperation to Auto Services	Fastest-growing New Entrant
SunCar GMV Growth [2]	**$328M GMV through 9 Months of 2025**	**$32M GMV in the Month of Sept. 2025**
Value Proposition	**App Level Integration**	**Key Partner in Successful New Vehicle Launch**

(1) Autovista Research
(2) Dollar amount of insurance policies generated by the customer on SunCar's platform

20

AI-Powered Auto Insurance Made Easy

ByteDance's (TikTok Parent) Algorithm Delivers Highly Personalized Policy Recommendations

SUNCAR

Step 1: Complete Information


9:41
盛大保险
Complete Information
Vehicle Information
Vehicle Model Tesla Model Y
Vehicle Price ¥316,900
VIN LRWY****2603
RN Number RN423082603
Personal Information
Name
John Doe
ID Type
ID Card
ID Number
3602031234567890

Step 2: Review Plan


9:41
盛大保险
Plan Details
Insurance Information
City Shenzhen
Insurance Company Ping An Insurance
Purchase Plan
Compulsory Insurance ¥950.00
Commercial Insurance
Insurance Types
Type Coverage Premium
EV Damage Insurance 31,690K ¥5,715.73
EV Third-Party Liability 2,000K ¥1,267.12
Driver Accident Insurance 10K ¥14.71
Passenger Accident Insurance 10K ¥28.04

Step 3: Confirm Policy


9:41
盛大保险
Insurance Confirmation
Insurance Information
City Shenzhen
Insurance Company Ping An Insurance
Policyholder John Doe
Effective Times
Compulsory 2025-05-22 13:50:00
Commercial & Driver 2025-05-22 13:50:00
Benefit Package 2025-05-22 13:50:00
Total Premium ¥8,235.32/Yr
Please complete payment at least 20 minutes before the effective time
Pay Now
Abandon and Re-Insure

Step 4: Receive Approval


9:41
盛大保险
Purchase Successful
You can view your insurance information in the Tesla app.
Compulsory Insurance Active
Insurance Co. Ping An Insurance
Policy No. ROUEWJREWRWRELWKR
Premium ¥617.50
Effective 2025-05-22 12:00:00
Expiration 2026-05-22 12:00:00
Commercial & Driver Insurance Active
Insurance Co. Ping An Insurance
Policy No. ROUEWJREWRWRELWKR
Premium ¥617.50
Validity 2025-05-22 12:00:00
Benefit Package Active

21

22 China’s Leading Digital Auto Insurance Platform Online Quotation and CRM System No Underwriting Risk or Loss Exposure Direct Connection to Insurance Database System Features Highly Integrated Highly Secure Cloud Based AI - Powered Accuracy Hassle Free Strong eInsurance GMV Growth ($M) Online Auto eInsurance Platform Auto eInsurance - related Revenue ($M) (1) Note: Historical financials and non - financial metrics as of the latest available (1) Revenue and revenue CAGR based on USD revenue for period of fiscal years 2022 to LTM as of September 30, 2025 $83 $149 $216 $248 $1,485 $2,250 $3,357 2023 2024 LTM as of Sept. 30, 2025 $15 $31 $45 $47 $68 $118 $171 $201 2022 2023 2024 LTM as of Sept 30 2025 Technology Service Auto eInsurance

23 Digitalized Platform for Auto Service

24 >300 Insurance Companies Marquee Customers with Significant Land and Expand Opportunities • SunCar is Winning Corporate - level Contracts at Large Enterprises such as CCB and PICC due to the Unique Scope of its Auto Servic e Network • Expansion and Exclusivity Trends in Existing Customers such as PingAn, ANT, China ZheShang Bank, and Shanghai Rural Commercia l B ank • Embedded Apps are Driving Cross - selling Synergies Between Auto Insurance and Services, Creating a new Class of AI - powered Vehicl e Management >900 Banks >200 EVs, Other Services Note: Non - financial metrics as of the latest available

Strong Momentum and Market Share Expansion in Auto Service

Large Scope and Scale of Auto Services Integrating Creating Strong Synergies with Insurance Partners

SUNCAR

Full-Service Coverage

Select Maintenance Services

- Car Wash
- Oil Change
- Car Overhaul
- Tire Repair

Transportation Services

- Flight Pickup
- Driver Service
- Road Assistance
- Courtesy Car

Offering the full spectrum of Auto Services to Enterprise Clients

- 300+ types of services similar to AAA + Jiffy Lube + Yelp + Uber
- Auto Service market in China continues to grow and is returning to pre-pandemic levels of growth

Key Financial Metrics

Auto Service Business Revenue ($M)[1]



CAGR: ~4%
$199
$215
$226
$219 (2)
2022
2023
2024
LTM as of Sept 30 2025

Strong Auto Service Transaction Growth from 2023 to 2024



YoY Growth: ~9.5%
20.6M
22.5M
2023
2024

Note: Historical financials and non-financial metrics as of the latest available

(1) Revenue and revenue CAGR based on USD revenue for period of fiscal years 2022 to LTM as of September 30, 2025

(2) Revenue decline in Auto Service was the result of a deliberate decision by SunCar management not to pursue certain lower-margin contracts in the first 9 months of 2025

25

Auto Service Go-to-Market Strategy

SUNCAR

Auto Manufacturers

Banks

Insurance Companies

Other

Auto Service Loyalty Solution Powered by

SUNCAR

Enterprise Customer Mobile App

Enterprise Customer Website

Pay & Schedule

- ✓ Access to 48,000+ vendors nationwide
- ✓ Seamless payment
- ✓ No payment by customer

- ✓ *1-5 year contracts with automatic extensions & certain minimums*
- ✓ *95%+ enterprise customer retention[1] and low revenue concentration across top 5 customers*
- ✓ *End-customer does not pay for service with direct payments from the enterprise to SunCar*
- ✓ *Growth driven by expansion with existing customers*

(1) Retention measured across the last two fiscal years

26

SunCar Auto Service Platform – Business Model


1,480+ Enterprise Clients
Bank
Bank Customer
Bank Mobile App
$ (Revenue)
APP POWERED BY SUNCAR
Car Service Credit Balance: $200
SunCar Auto Service Platform
1 OPTIONS
CAR WASH
OIL CHANGE
ROADSIDE
2 SEARCH
LOCATION
TYPE
PRICE
REVIEW
3 SELECT
VENDOR 1
VENDOR 2
VENDOR 3
VENDOR 4
4 SCHEDULE
12:03
Thursday, May 14
✓ Customizable menu
✓ Nationwide coverage
✓ 48,000 vendor options across country
✓ Automated scheduling
✓ Ease of use
$ (COGS)
QR based payment (cashless or discounted)
Connecting to Over 48,000 Suppliers and Car Service Vendors
Vendor 1
Vendor 2
Vendor 3

~23.2M Auto Service transactions[1] completed for enterprise customers

Note: Non-financial metrics as of the latest available
(1) LTM Metrics as of September 30, 2025

27

28 Financial Summary

29 SunCar’s Commitment to Profitability Clear Path to Net Income as Business Model Strengthens • SunCar is focused on profitable growth driven by its transition to delivering predominantly embedded mobility applications with fewer humans - in - the - loop • Strengthened partnerships with 20 EV customers is generating a greater percentage of more profitable new - vehicle and renewal premium transactions • Company has prioritized customers whose technology stack can take full advantage of the efficiencies delivered by SunCar’s AI cloud service • Company seeing an acceleration of synergies between its Insurance and services segments as AI tools enable cost - effective integration of the two services. • Headcount has remained relatively flat as the company has registered a 20% Revenue CAGR since 2022 Net Income by Quarter($M) Q4 2024 , ($2.9) Q1 2025 , ($3.6) Q2 2025 , ($1.9) Q3 2025 , $1.4 ($4.0) ($3.0) ($2.0) ($1.0) $0.0 $1.0 $2.0

30 Revenue Summary Note: Revenue and revenue CAGR based on USD revenue for period of fiscal years 2022 to LTM as of September 30, 2025 Revenue Growth ($M) LTM Revenue Breakdown • Strong LTM performance in - line with historical growth in the business • Revenue growth fueled by the eInsurance segment and the rapid adoption of EVs in China, as well as SunCar’s growth in the gas vehicle market • Technology Service continues to stay strong with growth in line with the insurance platform • Auto eInsurance is a major growth driver for SunCar and is being driven by partnerships with industry leaders, auto renewals within existing base, and integrations across auto service and insurance • As the Auto eInsurance business continues to post rapid growth, SunCar’s revenue mix would be further diversified $364 $442 10% 43% 47% Technology Services Auto eInsurance Auto Service $15 $31 $45 $47 $68 $118 $171 $201 $199 $215 $226 $219 2022 2023 2024 LTM as of Sept 30 2025 Auto Service Auto eInsurance Service Technology Services $282 $467

Operating Expenses, Net Income, & Adjusted EBITDA

LTM Operating Expenses Breakdown



Integrated Service Cost
Promotional Service Cost
Selling Expenses
General & Administrative Expenses
Research & Development Expenses
$467M
48%
42%
4%
4%
2%

Adjusted EBITDA And Net Income ($M)



2022
2023
2024
LTM as of Sept. 30 2025
($5.5)
($12)
$1.6
($18)
$9.8
($64)
(1)
$9.0
($7)
Adjusted EBITDA
Net Loss

- Integrated service cost increased to support Auto and Technology Service
- Promotional service expenses have recently been increasing with insurance revenues as SunCar continues to establish its leadership in digitalizing the market
- Significant investment in AI-related R&D infrastructure in the prior period led to a drop in R&D spending in the current period

- The Company continued to have positive Adjusted EBITDA in the LTM period ending September 30, 2025 and was profitable in Q3 of 2025 with net income of $1.4M
- EBITDA margins are expected to see further expansion as eInsurance segment becomes a larger portion of the business

(1) Includes large non-cash expense related to one-time compensation costs for equity classified awards (both for the subsidiary and the Group)

31

Adjusted EBITDA Bridge

LTM Adjusted EBITDA Bridge as of September 30, 2025 ($M)



($7.0)
$5.8
$4.2
($0.7)
$0.3
$2.2
$2.8
$1.5
$9.0
Net Loss
(+) Depreciation and Amortization
(+) Financial Expenses, Net
(+) Investment Income
(+) Change in FV of Warrants
(+) Other Non-Recurring Income, Net
(+) Income Tax Expense
(+) Share-based Compensation
Adjusted EBITDA

Commentary

- The SunCar team believes Adjusted EBITDA, as shown above, is crucial in evaluating operating performance. For example, certain expenses, including Transaction Fees and Share-Based Compensation, may not be indicative of recurring, core business operating results
- Share-Based Compensation has returned to a normalized level of less than 1% of total LTM September 30, 2025 revenue

(1) Non-cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group)
(2) Includes non-recurring transaction related fees and expenses associated with the Company's Business Combination and prior and subsequent capital raises

32

Strategic Roadmap

SunCar Expects to be Well Positioned to Capitalize on an Expanding Market & Grow into a Leading B2B Vertical Technology Business

SunCar Today

Full-Service Platform
Connecting insurers, auto manufacturers, auto service providers and consumers through an integrated data platform

Innovative eInsurance Product
Pioneer in the digitalization of the insurance ecosystem under one unified application

A Growing & Opportunistic Business
Leading company poised to capitalize on its favorable position to drive additional growth and profitability

SunCar's Next Phase

- Increasing cross-sell across Auto eInsurance and Services
- AI-powered, app level integration allows further policy personalization and bundling of insurance and auto services

- Expanding market share in a $130B[1] high margin, insurance industry with co-development of a broader range of applications
- Higher volume significantly increases both top-line commissions from insurance companies and bottom-line profitability

- Deliver long-term earnings & shareholder value to investors
- Higher insurance mix increases profitability (both gross profit & adjusted EBITDA)

(1) GlobalData – Based on Auto Insurance gross written premiums

33

34 Appendix

35 Historical Profit & Loss 1) Revenue decline in Auto Service was the result of a deliberate decision by SunCar management not to pursue certain lower - marg in contracts in the first 9 months of 2025 (1) LTM as of Sept. 30, 2025 FY2024A FY2023A FY2022A ($ in millions) Revenue $201 $171 $118 $68 Auto eInsurance 47 45 31 15 Technology Services 219 227 215 199 Auto Service $467 $443 $364 $282 Total Revenue Revenue YoY Growth % Operating Costs and Expenses ($222) ($226) ($210) ($167) Integrated service cost (196) (164) (113) (66) Promotional service expenses (18) (23) (21) (16) Selling expenses (21) (47) (22) (38) General & adminstrative expenses (10) (40) (14) (8) Research & development expenses ($467) ($500) ($380) ($295) Total Operating Costs and Expenses $2 ($58) ($15) ($13) Operating Profit (2) (3) 0 2 Other income, net (4) ($62) ($15) ($11) Profit before income tax expense (3) (3) (3) 0 Income tax expense ($7) ($64) ($18) ($11) Income from Continuing Operations, net 0 0 0 (1) Net loss from discontinued operations, net of tax ($7) ($64) ($18) ($12) Net Profit 1 (2) (1) (2) Foreign currency translation difference ($6) ($66) ($19) ($14) Total Comprehensive Income (loss)

36 Adjusted EBITDA Reconciliation (1) Non - cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group) (2) Includes non - recurring transaction - related fees and expenses associated with the Company’s Business Combination and prior and su bsequent capital raises (1) (2) LTM as of Sept. 30, 2025 FY2024 FY2023 FY2022 ($ in millions) ($7.0) ($64.5) ($17.6) ($11.9) Net Loss $5.8 $4.5 $4.1 $5.1 (+) Depreciation and Amortization $4.2 $4.5 $4.4 $3.7 (+) Financial Expenses, Net ($0.7) ($0.8) ($0.5) ($0.4) (+) Investment Income $0.3 $0.3 $0.6 – (+) Change of Fair Value of Warrant Liabilities $2.2 ($0.8) ($5.0) ($5.1) (+) Other Non - Recurring Income, Net $2.8 $2.9 $2.6 $0.2 (+) Income Tax Expense $1.5 $63.5 $11.3 $1.6 (+) Share - based Compensation – $0.1 $1.7 $0.4 (+) Transaction Fees – – – $1.0 (+) Net Loss From Discontinued Operation, Net of Tax $9.0 $9.8 $1.6 ($5.5) Adjusted EBITDA

37 T hank You www.SunCartech.com